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                                                                    EXHIBIT 20.1

                   [LETTERHEAD OF METRO-GOLDWYN-MAYER INC.]


For immediate release                                    Contact:  Craig Parsons
---------------------                                             (310) 449-3660
March 15, 1999

                    METRO-GOLDWYN-MAYER, WARNER HOME VIDEO
          NEGOTIATE EARLY TERMINATION OF VIDEO DISTRIBUTION AGREEMENT
 -- MGM Regains Control of Video, DVD Library; Turner Product Reverts to WHV--

     Santa Monica, CA In a significant move to regain full control of its video and DVD library worldwide, Metro-Goldwyn-Mayer Inc. (NYSE:MGM) announced that it has entered into an agreement with Warner Bros. today for an early termination of its existing video distribution agreement with Warner Home Video (WHV). The original agreement with WHV was to end in May 2003.

     In announcing this early termination, MGM Chairman and Chief Executive Officer Frank G. Mancuso said, "This is a very important strategic step for MGM, since we are now closer than ever to total control of this enormous collection of film assets. In addition to regaining control of our global video and DVD distribution, a substantial portion of our television rights previously held by other long-term licensees in domestic and certain European markets will revert to MGM in 2000."

     "This is a positive development for our company and a response to the changing landscape in the home entertainment market. Our desire to extricate MGM from this arrangement, originally executed by previous management in 1990, has been no secret. Now the path is clear to integrate all of our MGM, UA, Orion, and Polygram library product under an internally managed organization and to fully realize our position as the world's leading content provider," he added.

     WHV will continue to distribute MGM's video and DVD product, under the terms of a transitional distribution agreement from today through January 31, 2000, to facilitate MGM's conversion to self distribution. Under terms of the termination agreement, MGM has paid to WHV $112.5 million and will make an additional payment of $112.5 million (plus interest) on September 1, 1999. In addition, effective January 1, 1999, MGM has assigned to WHV all rights with respect to the Turner Entertainment library of video product, which it had been distributing, consisting of pre-1986 MGM titles and pre-1948 Warner Bros. titles, which under the distribution deal were originally set to expire in June 2000.

     Under terms of the agreement signed today, all restrictive provisions in the video rights agreement between MGM and WHV have been terminated, including limitations on the acquisition and disposition of film rights and the requirement that future affiliates of MGM
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distribute their product through WHV. In addition, all of the security interests encumbering the MGM library in favor of WHV have been released.

     MGM expects to take a one-time pretax contract termination charge in the current quarter of approximately $225 million for costs in connection with the transaction. The Company expects to finance the transaction in part with borrowings under its existing credit facility, and is considering various alternatives to finance the remaining transaction costs and to increase the company's liquidity. Such alternatives involve a combination of debt and equity, including a possible rights offering. MGM expects to incur certain additional costs in 1999 as part of its transition to self distribution by February 1, 2000.

     Metro-Goldwyn-Mayer Inc. is actively engaged in the worldwide production and distribution of entertainment product, including motion pictures, television programming, home video, interactive media, music, licensed merchandise, a film library of 5,100 titles -- of which 4,780 titles were produced since 1948, representing more than 50% of the Hollywood studio-produced films since that year -- and a significant television library. The Company's operating units include MGM Pictures, United Artists Pictures, Orion Pictures, G2 Films, MGM Worldwide Television Group, MGM Distribution Co., MGM Home Entertainment and Consumer Products Group, MGM Music, and MGM Interactive, among others. For more information on MGM, visit MGM Online at http://www.mgm.com.

     This news release contains forward-looking statements that are based upon the company's estimates and expectations concerning future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These risks and uncertainties include, among other things, future competitive and market conditions, whether the company's products achieve customer acceptance, future business decisions, and other factors, including those described in the company's filings with the Securities and Exchange Commission, all of which are difficult or impossible to predict accurately and many of which are beyond the control of MGM. In light of the significant uncertainties inherent in the forward-looking information herein, the inclusion of such information should not be regarded as a representation by the company or any other person that the company's objectives or plans will be realized. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities of the Company. If the Company elects to make a public offering of securities, it will file a registration statement with the Securities and Exchange Commission, and any such offering will only be made by means of a prospectus to be contained in such filing.

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